UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER
CUSIP NUMBER

Commission File Number: 000-23876

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Smurfit-Stone Container Corporation
Full Name of Registrant

Former Name if Applicable

150 North Michigan Avenue
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Smurfit-Stone Container Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”).   On January 26, 2009: (i) the Company and its U.S. and Canadian subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware; and (ii) the Company’s Canadian subsidiaries also initiated restructuring proceedings in the Ontario Superior Court of Justice in Canada, (together, the “Reorganization Cases”).  The Company’s management team and other finance and accounting personnel have been focused on the preparation of certain materials required in connection with the Reorganization Cases and, consequently, will  not be able to timely file the 2008 Form 10-K due on March 2, 2009, without unreasonable effort or expense.

As a result of these developments, the Company is unable to complete the preparation of its consolidated financial statements and related disclosures to be included in the 2008 Form 10-K to have them properly certified by its principal executive officers and reviewed by its independent registered public accounting firm in order to timely file the 2008 Form 10-K.

The Company expects to file the 2008 Form 10-K on or before March 17, 2009.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Craig A. Hunt	(314)	656-5361
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the result of the significant decline in value of the Company’s equity securities and its debt instruments, and the downward pressure placed on earnings by the weakening U.S. economy, the Company evaluated the carrying amount of its goodwill and intangible assets for potential impairment in the fourth quarter of 2008. The Company obtained third-party valuation reports as of December 31, 2008 that indicated the carrying amount of its goodwill and intangible assets should be fully impaired based on declines in current and projected operating results and cash flows due to the current economic conditions. On February 26, 2009, the Company’s board of directors authorized the recognition of charges to write-off the entire balance of goodwill and other intangible assets as of December 31, 2008.  As a result, the Company recognized non-cash impairment charges on goodwill and intangible assets of $2,727 million and $34 million, respectively, in the fourth quarter of 2008. The goodwill consisted primarily of amounts recorded in connection with our merger with Stone Container Corporation in November 1998.  The Company does not expect to incur any cash expenditures related to these impairment charges.

For the fourth quarter ended December 31, 2008, the Company expects to report a net loss of $2,836 million, or $11.04 per diluted share, on sales of $1.53 billion.  These results will include non-cash impairment charges on goodwill and other intangible assets of $2,761 million, or $10.73 per diluted share, primarily related to the impairment of goodwill acquired in connection with the Company’s merger with Stone Container Corporation in November 1998.  In addition, the fourth quarter of 2008 results include restructuring charges of $40 million, a loss of $12 million related to certain interest rate swap contracts that were marked-to-market because they were deemed to be ineffective, and non-cash foreign currency gains of $17 million.  For the fourth quarter of 2007, the Company reported a net profit of $41 million, or $0.16 per diluted share, on total sales of $1.84 billion.  The 2007 results included restructuring income of $29 million, non-cash foreign currency losses of $5 million and a $5 million income tax benefit due to a reduction in the Canadian statutory income tax rates.

For the year ended December 31, 2008, the Company expects to report a net loss of $2,830 million, or $11.01 per diluted share, on net sales of $7.04 billion.  These results will include non-cash impairment charges on goodwill and other intangible assets of $2,761 million, or $10.73 per diluted share, primarily related to the impairment of goodwill acquired in connection with the Company’s merger with Stone Container Corporation in November 1998.  In addition, the 2008 results include an $84 million income tax benefit from the resolution of prior years’ income tax matters, restructuring charges of $67 million, a loss of $12 million related to certain interest rate swap contracts that were marked-to-market because they were deemed to be ineffective and non-cash foreign currency gains of $36 million.  For the year ended December 31, 2007, the Company reported a net loss of $115 million, or $0.45 per diluted share, on sales of $7.42 billion. The 2007 results included a after-tax loss of $97 million on the sale of the Company’s Brewton, Alabama paper mill, restructuring charges of $16 million, non-cash foreign currency losses of $52 million, a loss on early extinguishment of debt of $29 million and a $5 million income tax benefit due to a reduction in the Canadian statutory income tax rates.

This Notification of Late Filing may contain forward-looking statements within the meaning of the federal securities laws, including statements regarding the intent, belief or current expectations of the Company and its management which are made with words such as “will,” “expect,” “believe,” and similar words. These forward-looking statements involve a number of risks, uncertainties and other factors, which may cause the actual results to be materially different from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ from expectations include: (i) the Company’s ability to continue as a going concern; (ii) the ability of the Company to operate pursuant to the terms of its DIP Credit Agreement, as amended; (iii) the Company’s ability to obtain court approval with respect to motions in its Reorganization Cases; (iv) the ability of the Company to develop, confirm and consummate one or more plans of reorganization with respect to its Reorganization Cases; (v) the ability of the Company to obtain and maintain normal terms with vendors and service providers; (vi) the Company’s ability to maintain contracts that are critical to its operations; (vii) the potential adverse impact of its Reorganization Cases on the Company’s liquidity or results of operations; (viii) the ability of the Company to fund and execute its business plan; (ix) the ability of the Company to attract, motivate and/or retain key executives and employees; and (x) other risks and factors regarding the Company described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as updated from time to time in the Company’s Securities and Exchange Commission filings. The Company does not intend to review, revise, or update any particular forward-looking statements in light of future events.

Smurfit-Stone Container Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2009	By	/s/ Craig A. Hunt
		Name:	Craig A. Hunt
		Title:	Senior Vice President, Secretary and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).